

Mailstop 3233

July 25, 2016

Via E-mail
Mr. Christopher J. Papa
Chief Financial Officer
Liberty Property Trust
500 Chesterfield Parkway
Malvern, PA 19355

Re: Liberty Property Trust
Liberty Property Limited Partnership
Form 10-K for the fiscal year ended December 31, 2015
Filed February 26, 2016
File No. 001-13130 (Trust)
File No. 001-13132 (LP)

Liberty Property Trust
Liberty Property Limited Partnership
Form 10-Q for the quarterly period ended March 31, 2016
Filed May 5, 2016
File No. 001-13130 (Trust)
File No. 001-13132 (LP)

Dear Mr. Papa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2016

Note 11: Unconsolidated Joint Ventures, page 20

1.   We note that the Liberty Washington, LP joint venture was in default of a $46.4 million non-recourse mortgage loan as of March 31, 2016. Please clarify and/or revise future periodic filings to discuss the circumstances that led to this default, the current status of discussions regarding possible remedy, and the ramifications if remedies are not achieved.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities